Exhibit 99.1

NEWS RELEASE

YAMANA GOLD ANNOUNCES 50% INCREASE IN DIVIDEND

EXPLORATION BUDGET INCREASES BY 25%

(All dollar amounts are expressed in United States dollars unless otherwise specified)

TORONTO, ONTARIO, May 10, 2011 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU)(“Yamana” or “the Company”) today announced its Board of Directors has approved an increase in the annual dividend to $0.18 per share or $0.045 per share per quarter beginning in the third quarter of 2011.  This represents a 50 percent increase over the prior annual dividend of $0.12 per share, or $0.03 per share per quarter.  Effective in the third quarter of 2011, shareholders of record on the established record date that will be determined on formal declaration of the dividend will receive $0.045 per share rather than the $0.03 per share that they would otherwise have been entitled to.

Yamana is committed to delivering value to shareholders, across all measures including cash value by means of dividends.  The Company has established a trend of paying quarterly dividends consistently since 2006. The dividend at this level better aligns the Company’s dividend to its comparatively low cost structure, earnings and cash flow.  Yamana’s dividend yield is now one of the highest yields in the industry. The Company will continue this trend of returning greater value to shareholders in cash as earnings, cash flow and cash balances continue to increase.

"If we were to compare the level of the dividend from the beginning of 2010 to current levels, we would show over a four-fold increase from $0.01 to $0.045 per share per quarter.  This is a reflection of our earnings generation capability, driven partially by our industry low cost structure and our robust and growing cash flows and cash balances. We remain confident in the commodity price environment and our ability to execute on our future growth and continued growth in cash and cash flow," commented Peter Marrone, Chairman and Chief Executive Officer. "We have a track record of paying dividends and see this as an important way to deliver additional value to our shareholders."

The Board of Directors has also approved an increase in Yamana’s exploration budget for 2011 to $105 million from $85 million, an increase of approximately 25 percent. The increased level of exploration spending is expected to carry over into future years, with as much as $125 million to be allocated to exploration in 2012. This increase will accelerate efforts on exploration particularly given recent exploration successes and will also contribute to the enhancement of the Company’s internal organic growth initiatives.

The additional funding will be used to accelerate the fast pace of discovery and enhance prospects for increased production levels at Mercedes in Mexico and Pilar in Brazil.  Recent results at Pilar indicate a 2.6 kilometre down dip extension of the current resources, oriented toward the southwest which will be drilled further.  Northwest of the known Jordino deposit, one of three deposits at Pilar, associated with the Ogo deposit, an additional 2.2 kilometre extension will also be tested further.  Pilar has significant potential to become a much larger deposit demonstrated by the significant increase in the resources and prospectivity at this project.

At Mercedes, the additional funding will further accelerate the exploration of the higher grade Lagunas Norte zone within the Barrancas system and continue to develop more resources to enhance the potential number of mining faces available at any one time, increasing the potential for higher production levels.

The new exploration program will focus on near mine and regional efforts at El Peñón in Chile, continuing on the previous years’ regional exploration program and the discoveries of Pampa Augusta Victoria and the Elizabeth vein systems.

The expanded program also includes advancing new projects including Arco Sul, which is the sulphide extension of the Fazenda Nova oxide deposit mined until 2007 by the Company.  Drilling at Arco Sul will continue throughout 2011 with a mineral resource estimate expected in 2012.

There is also an increased allocation of spending for greenfields exploration which will be spent to more aggressively pursue exploration efforts in new areas.

This increased exploration spending in 2011 and the following years, continues to reinforce the Company’s focus on its organic growth strategy, building sustainable and reliable gold production through optimizing existing operations, expanding current, near-term and in-development production plans, developing new operations and advancing its exploration properties.

“There is sufficient evidence available to us now in support of the view that various deposits will continue to become larger.  This is particularly true for Pilar and Mercedes.  They merit more exploration and we are now dedicated to accelerating this effort,” commented Peter Marrone, Chairman and Chief Executive Officer. “We are developing an expansion plan for many of our projects and mines, levering on our exploration successes.  More exploration effort and spending will significantly improve these prospects.  In addition, the prospectivity of El Peñón cannot be denied.  The best discovery is of new resources at existing mines and projects, El Peñón is a core focus.  Finally, we have been successful at new discoveries and resource expansions such as Pilar, Mercedes and Gualcamayo which have gone from exploration to resource expansion to development and are either in production or will soon be in production.  The exploration of the sulphide zones of Fazenda Nova, at Arco Sul, is advancing very rapidly and would represent an entirely new resource and prospect for us.  We are levering our growing cash balance and significant cash flow for further resource expansion and new discoveries through exploration.”

Yamana will provide a detailed exploration update by mid-year.

About Yamana
Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge Vice President, Corporate Communications and Investor Relations (416) 945-7362 Email: lisa.doddridge@yamana.com	Linda Armstrong Director, Investor Relations (416) 945-7357 Email: linda.armstrong@yamana.com www.yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate mineral resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2010 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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